FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2007

                        Commission File Number: 001-32458



                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

       Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by Diana Shipping Inc. (the "Company") on March 19, 2007 announcing a follow-on offering of common stock by the Company and certain of its selling shareholders.

                                                                   Exhibit 1



                                     Corporate Contact:
                                     Ioannis Zafirakis
                                     Director and Vice-President
                                     Telephone: + 30-210-9470100
                                     izafirakis@dianashippinginc.com
                                     -------------------------------
For Immediate Release
---------------------
                                     Investor and Media Relations:
                                     Edward Nebb
                                     Euro RSCG Magnet
                                     Telephone: + 1-212-367-6848
                                     ed.nebb@eurorscg.com
                                     --------------------


                Diana Shipping Inc. Announces Follow-On Offering


ATHENS, GREECE, March 19, 2007 - Diana Shipping Inc. (NYSE: DSX) announced today that it is commencing a public offering of 8,250,000 shares of its common stock under the Company's effective shelf registration statement. In addition, certain of the Company's shareholders will be offering up to 2,250,000 shares. J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC will act as joint bookrunning managers. In connection with the offering, the underwriters will be granted a 30-day option to purchase from the Company up to 1,575,000 additional shares of common stock to cover any over-allotments.

A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The offering of these securities will be made only by means of a prospectus and related prospectus supplement. When available, copies of the prospectus and prospectus supplement relating to the offering may be obtained from J.P. Morgan Securities Inc. at National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, telephone: 718-242-8002 or Wachovia Capital Markets, LLC at 375 Park Avenue, New York, NY 10152, telephone:
800-326-5897.

About Diana Shipping Inc.
-------------------------


Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. The Company currently owns thirteen modern Panamax and two Capesize dry bulk carriers and has agreed to acquire four additional Capesize dry bulk carriers.

                                      # # #

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              DIANA SHIPPING INC.
                                                  (registrant)


Dated:  March 19, 2007                        By:  /s/ Anastassis Margaronis
                                                   --------------------------
                                                   Anastassis Margaronis
                                                   President



SK 23159 0002 757336